KongZhong Corporation Announces Appointment of Chief Executive Officer and Election of Chairman of Board of Directors

Beijing, China, September 27, 2008 - KongZhong Corporation (NASDAQ: KONG) today announced that the Board of Directors of the Company has appointed Leilei Wang as the Chief Executive Officer (CEO) and elected him as Chairman of the Board, both effective from October 13, 2008. Yunfan Zhou, the Company’s current CEO and Chairman, will step down from both positions on October 13, 2008.

“I’m very pleased that we have found someone of Leilei’s caliber to be my successor at the Company,” noted Mr. Zhou. “His deep industry knowledge, strong leadership abilities and acute business insights make him uniquely qualified to guide the Company in its strategic positioning and increase its competitiveness. I have no doubt that Leilei will be a superb leader of KongZhong, and I expect the transition to be swift and smooth.”

Mr. Wang said, “I’m honored to be given this opportunity to build upon the strong foundations that the founders and the management team at KongZhong have built over these many years. The Company has established KongZhong as one of the leading wireless Internet brands in China, and I believe there will be many opportunities to leverage our strengths in the coming 3G era. In the coming months I look forward to working with our Board and all of our employees to ensure a smooth transition for all our business partners, including the Chinese telecommunications operators, and KongZhong users.”

Mr. Wang, aged 35, was the CEO of TOM Online Inc. (TOM Online), from September 2003 to September 2008. Between 1999, when Mr. Wang joined TOM Group Limited (TOM Group), TOM Online’s parent company, and 2003, Mr. Wang held various management positions within TOM Group. Mr. Wang graduated in 1996 from the Electronic Engineering Department of Tsinghua University with a B.S. in electronic technology and information.

Pursuant to a share purchase agreement dated on September 27, 2008, Mobileren Inc. (Mobileren), a personal holding company controlled by Mr. Zhou, agreed to sell to Right Advance Management Ltd. (Right Advance Management), a personal holding company controlled by Mr. Wang, and Right Advance Management agreed to purchase from Mobileren, 183,500,000 ordinary shares of the Company. Upon the completion of the sale, Mr. Wang is expected to beneficially own, through Right Advance Management, 247,924,120 ordinary shares, representing 17.4% of the total outstanding ordinary shares of the Company.

About KongZhong:
KongZhong Corporation is a leading wireless value-added services and wireless media company in China. The Company delivers wireless value-added services (WVAS) to consumers in China through multiple technology platforms including wireless application protocol (WAP), multimedia messaging service (MMS), JAVATM, short messaging service (SMS), interactive voice response (IVR), and color ring-back tone (CRBT). The Company also operates three wireless Internet sites, Kong.net, Ko.cn and cn.NBA.com, which enable users to access media, entertainment and community content directly from their mobile phones.

Safe Harbor Statement
This press release contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Such forward-looking statements include, without limitation, statements regarding our future personnel changes and arrangements, the results of our leadership transition and our future results of operations and business prospects. Although such statements are based on our own information and information from other sources we believe to be reliable, you should not place undue reliance on them. These statements involve risks and uncertainties, and actual market trends and our results may differ materially from those expressed or implied in these forward looking statements for a variety of reasons. Potential risks and uncertainties include, but are not limited to, our ability to attract and retain qualified management personnel; the effects of our leadership transition; the state of and any change in our relationship with China’s telecommunications operators, which may be affected by, among others, the on-going restructuring of China’s telecommunications industry as announced by the Ministry of Information and Industry Technology in May 2008; continued competitive pressure in China’s wireless value-added services, wireless Internet and mobile advertising industries and the effect of such pressure on prices; unpredictable changes in technology, consumer demand and usage preferences in this market; our dependence on the billing systems of telecommunications operators for our performance; the outcome of our investment of operating income generated from the WVAS segment into the development of our wireless Internet segment; changes in the regulations or policies of the Ministry of Industry and Information Technology and other relevant government authorities; and changes in political, economic, legal and social conditions in China, including the Chinese government’s policies with respect to economic growth, foreign exchange, foreign investment and entry by foreign companies into China’s telecommunications market. For additional discussion of these risks and uncertainties and other factors, please see the documents we file from time to time with the Securities and Exchange Commission. We assume no obligation to update any forward-looking statements, which apply only as of the date of this press release.

KongZhong Contacts

Investor Contact:	Media Contact:
Sam Sun	Xiaohu Wang
Chief Financial Officer	Manager
Tel.: (+86-10) 8857-6000	Tel: (+86-10) 8857-6000
Fax: (+86-10) 8857-5891	Fax: (+86-10) 8857-5900
E-mail: ir@kongzhong.com	E-mail: xiaohu@kongzhong.com